EXHIBIT 12

                        INDIANA GAS COMPANY, INC.
                         AND SUBSIDIARY COMPANIES
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  (Unaudited - Thousands, Except Ratios)

                       Twelve
                       Months
                       Ended
                       June 30            Year Ended December 31
                       -------  ------------------------------------------
                       2000<1>  1999     1998     1997<2> 1996     1995
Earnings:
  Net income           $10,439  $29,742  $26,825  $13,648 $36,121  $40,258
     Income taxes        7,765   16,734   14,058    7,813  21,637   24,110
     Fixed charges      19,769   17,691   16,133   17,782  17,154   16,465
                       -------  -------  -------  ------- -------  -------
Total adjusted         $37,973  $64,167  $57,016  $39,243 $74,912  $80,833
earnings
                       -------  -------  -------  ------- -------  -------

Fixed charges:
  Total interest
   expense             $19,047  $16,969  $15,802  $17,049 $16,200  $15,528
  Interest component
   of rents                722      722      331      733     954      937
                       -------  -------  -------  ------- -------  -------
Total fixed charges    $19,769  $17,691  $16,133  $17,782 $17,154  $16,465
                       -------  -------  -------  ------- -------  -------
Ratio of earnings
 to fixed charges      1.9      3.6      3.5      2.2     4.4      4.9
                       ======   =======  =======  ======= =======  =======

<F1>  Indiana Gas' ratio of earnings to fixed charges for the twelve-month period excluding the merger and merger related costs of $18.6 million would have been 2.9.
<2>  Reflects the recording of restructuring costs in fiscal 1997 of $39.5 million. Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs would have been 4.4.